UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 30, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED CEO TO STEP DOWN

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
ANGLOGOLD ASHANTI CEO TO STEP DOWN

(JOHANNESBURG) – AngloGold Ashanti announces that Kelvin Dushnisky will step down as chief executive officer (CEO), effective 1 September 2020. The Board thanks Kelvin for his contribution in delivering on its strategy and wishes him well in the future. Kelvin will remain in Toronto to spend time with his family but will be available to assist the group with a smooth handover until 28 February 2021.

“I would like to thank Kelvin for his role in advancing our strategy, and wish him the very best for the future,” AngloGold Ashanti Chairman Sipho Pityana said. “AngloGold Ashanti is well positioned to further improve returns for shareholders, through improved operational performance and our rigorous approach to capital allocation.”

Kelvin leaves AngloGold Ashanti in solid shape, with robust cash flows aiding ongoing debt reduction.
The quality of the portfolio continues to improve, with the agreed sale of our South African assets in progress, the Obuasi Redevelopment Project ramping up to full production, our two high-quality
Colombia projects progressing through feasibility-study stage, and initiatives to increase reserve life at key assets, progressing well.

“I’ve enjoyed the challenge of leading AngloGold Ashanti over these past two years, during which time we’ve made tremendous progress on many fronts, from safety, to effective capital deployment and streamlining the asset base, all while continuing to deliver strong returns,” Dushnisky said. “I’d like to thank my executive team and employees across the business for their hard work and dedication, and the Board for its support.”

Transitional Arrangements

The Board is pleased to announce that Christine Ramon currently chief financial officer (CFO), has been appointed Interim CEO, whilst the Board embarks on a comprehensive recruitment process to find a new CEO to deliver on the Group’s strategy for enhanced value creation. Christine will assume the role on 1 September 2020. The recruitment process will be designed to search for the candidate with strong leadership skills and relevant industry experience as well as values which are aligned with
AngloGold Ashanti’s.

Christine brings extensive experience and knowledge of the business to the interim role. A chartered accountant, she has been an executive director of AngloGold Ashanti’s Board and a member of its executive management team for the past six years. Prior to that, Christine held senior management and executive positions in various companies, including CFO at Sasol from 2006 to 2013 after having served as CEO of Johnnic Holdings. Ian Kramer, currently Senior Vice President: Group Finance, will assume the role of Interim CFO for the duration of the transition period.

During this transitional period the Board, primarily through the Investment Committee and Audit and
Risk Committee, will provide additional guidance and support to the executive management team.

Looking ahead, the Board and executive management have maintained a clear set of near-term priorities, including safe navigation of the Covid-19 pandemic, prioritising the welfare and safety of our people and the support of healthcare systems in host communities, while also ensuring continued
operating improvements.
ENDS
Johannesburg
30 July 2020

JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS
Media
Chris Nthite
General inquiries
+27 11 637 6388/ +27 83 301 2481
cnthite@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
Fundisa Mgidi
+27 11 637 6273 / +27 78 364 2080
+27 11 637 6763 / +27 82 821 5322
yrchowthee@anglogoldashanti.com
fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 30, 2020
By: /s/ L MARWICK
Name: L MARWICK
Title: EVP: General Counsel
and Acting Company Secretary